Exhibit 21.1

Wilhelmina International, Inc. Subsidiaries

Subsidiary Name	State / Country of Organization or Incorporation

Wilhelmina International, Ltd.	New York

Wilhelmina West, Inc.	California

LW1, Inc. (d/b/a Aperture)	California

Wilhelmina Models, Inc.	New York

Wilhelmina Miami, Inc.	Florida

Wilhelmina Artist Management LLC	New York

Artists at Wilhelmina LLC	Florida

Wilhelmina Licensing LLC	Delaware

Wilhelmina Licensing (Texas) LLC	Texas

Wilhelmina Film & TV Productions LLC	Delaware

Wilhelmina Chile SPA (Chile) (dissolved 2018)	Chile

Wilhelmina London Limited (London)	United Kingdom

Union Model Management Ltd.	United Kingdom